
June 23, 2015

<u>Via E-mail</u>
Matthew K. Harbaugh
Senior Vice President and Chief Financial Officer
Mallinckrodt Public Limited Company
Damastown, Mulhuddart
Dublin 15, Ireland

Re: Mallinckrodt Public Limited Company
       Form 10-K for the Fiscal Year Ended September 26, 2014
       Filed November 25, 2014
       File No. 001-35803

Dear Mr. Harbaugh:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                         Sincerely,

                                         /s/ Sharon M. Blume

                                       Sharon M. Blume
                                       Accounting Branch Chief